Hypo Real Estate
GROUP

Hypo Real Estate Holding AG
Group Corporate Office
Alexander Oswatitsch
Unsoeldstrasse 2
80538 Muenchen
Germany

03 DEC 15 AM 7:21

Rule 12g3-2(b) File No.
82-34748

03045160

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

November 28, 2003

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Alexander Oswatitsch
Group Corporate Office

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Enclosure

November 27, 2003: Press release "Hypo Real Estate International buys U.S. real estate finance portfolio from HVB Group"

12/17

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate International buys U.S. real estate finance portfolio from HVB Group

Munich, November 27, 2003. As announced, Dublin-based Hypo Real Estate Bank International has now bought the commercial real estate finance portfolio of HVB Group in the United States worth a total of around €3.5 billion (US $4.2 billion). The committed lending volume, which comprises extended loans, promised facilities, guarantees and so on, amounts to around €4.9 billion (US $5.8 billion). The relevant agreement has now been signed in Dublin and New York after the two parties had settled the principles underlying the transaction in a memorandum of understanding back in August 2003. It was agreed not to reveal the purchase price.

"By buying HVB Group's U.S. portfolio, we're further strengthening the Hypo Real Estate Group," states Georg Funke, Chairman of the Board of Hypo Real Estate Holding AG and CEO of Hypo Real Estate Bank International. "We're enhancing the geographical diversification of our overall portfolio, which will enable us to better exploit the opportunities opening up on the real estate markets worldwide," Funke goes on to add. In selling its commercial real estate finance portfolio in the United States, HVB Group is sharpening its clear strategic focus on operations involving retail and corporate customers in Europe. Moreover, the transaction makes a tangible contribution to a further reduction in risk assets by around €3 billion, thus helping to bolster the core capital ratio.

The U.S. portfolio comprises 75% investment loans, 21% development loans, and 4% corporate loans, extended primarily in New York (56%), California (19%), Washington (9%), Boston (7%), and Chicago (3%).

It will be transferred to Hypo Real Estate Bank International in several tranches by mid-December. The transaction takes effect in the banks' income statements when the individual tranches are transferred. The portfolio is now managed by Hypo Real Estate International's 52-strong U.S. team under Andreas Veith.

Press contacts:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

HVB Group
Dr. Knut Hansen
Phone: +49 (0)89 378 24644
Fax: +49 (0)89 378 25699
E-mail: knut.hansen@hvb.de